SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33713

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Federal Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Federal Bancorp, Inc.
6611 Manlius Center Road
East Syracuse, New York 13057

BEACON FEDERAL RETIREMENT
SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

*     *     *

DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)	12

[Letterhead of Dannible & McKee, LLP]

Report of Independent Registered Public Accounting Firm

June 22, 2011

To the Participants and Administrator of the
Beacon Federal Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Beacon Federal Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
Assets	2010	2009

Investments, at fair value (Notes 2, 3 and 7)	$7,443,505	$5,770,708

Receivables:
Employer contributions	—	3,895

Total assets	7,443,505	5,774,603

Net assets available for benefits at fair value	7,443,505	5,774,603

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	2,286	8,511

Net assets available for benefits	$7,445,791	$5,783,114

See accompanying notes to financial statements.

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2010	2009	*

Additions to net assets attributed to:-
Investment income (Notes 2 and 3):
Net appreciation in fair value of investments	$1,111,596	$975,323
Dividend income	133,917	99,997

Total investment income	1,245,513	1,075,320

Contributions (Note 1):
Participant	461,142	432,354
Employer	201,401	184,382
Rollover	102,867	1,084

Total contributions	765,410	617,820

Total additions	2,010,923	1,693,140

Deductions from net assets attributed to:
Benefits paid to participants (Notes 1 and 2)	343,891	419,425
Administrative expenses (Note 2)	4,355	2,611

Total deductions	348,246	422,036

Net increase	1,662,677	1,271,104

Net assets available for benefits, beginning of year	5,783,114	4,512,010

Net assets available for benefits, end of year	$7,445,791	$5,783,114

*Reclassification – See Note 2.

See accompanying notes to financial statements.

BEACON FEDERAL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of plan

The following description of the Beacon Federal Retirement Savings Plan (the “Plan”), as adopted by Beacon Federal (the “Bank”), provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Bank.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  To become eligible for participation, an employee must be at least age eighteen and have completed one month of service.

Contributions - Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.

The Bank matches an amount equal to 60% of the participant’s elective deferral up to a maximum of 6% of a participant’s compensation.  In addition, the Bank may elect to make a discretionary profit sharing contribution to the Plan at an amount determined by the Board of Directors, but the amount contributed cannot exceed the maximum amounts allowable under the provisions of the Internal Revenue Code.

Vesting - Participants are immediately vested in their elective salary deferral contributions plus actual earnings thereon.  Vesting in the remainder of their account is based on years of credited service.  A participant is 100% vested for any discretionary profit sharing and matching contributions after five years of credited service.

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $23,689 and $32,170, respectively.  These accounts are allocated to all participants eligible to share in the allocations as defined in the plan document.

Participant accounts - Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings.  Allocations are based on participant’s compensation or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Participant notes receivable - The Plan does not allow participants to borrow against their account balances.

Investment options - Participants direct the investment of their contributions and bank matching contributions into various investment options offered by the Plan.  Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year.  The Plan currently offers twenty-four investment options to participants, which are made up mostly of mutual funds, but also offers a guaranteed investment fund and employer stock.

Payment of benefits - Upon termination of service due to death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or instalment payments over any period that does not exceed the life expectancy of the beneficiary.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals - Participants may apply for a hardship withdrawal to assist in the payment of several types of personal hardships as defined by the plan agreement.  Any hardship distribution is limited to the amount necessary to meet the financial need.  The plan record keeper must approve hardship withdrawals.  Such withdrawals will suspend the participant’s right to make elective salary deferrals to the Plan for six months.

Plan termination - Although the Bank has not expressed any intent to do so, it has the right, under the plan agreement, to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, all participants will become 100% vested in their account balances.

Note 2 - Summary of accounting policies

Method of accounting - The Plan maintains its accounting records and financial statements on the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Valuation of investments - Investments are stated at aggregate fair value, except for the SEI Stable Asset GIC Fund, which is stated at contract value.  Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end (see Note 7).

The Plan presents in the statement of changes in net assets the net appreciation in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation on those investments.

Purchases and sales of securities are recorded on the trade date.  Gains or losses on sales of securities are based on average cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The SEI Stable Asset GIC Fund is a fully benefit-responsive investment as defined by the Financial Accounting Standards Board (FASB).  The guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The accompanying statements of changes in net assets available for benefits is prepared on a contract value basis.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The contracts generally provide that withdrawals associated with certain events, which are not in the ordinary course of fund operations and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  Wrap agreements permit the trust’s investment manager or issuer to terminate upon notice at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.  For the years ended December 31, 2010 and 2009, the average yields utilized were 1.63% and 3.69%, and the crediting interest rates to the fund were 0.89% and 1.40%, respectively.

Risks and uncertainties - The participants invest the Plan’s assets in any combination of investment options.  Investment options are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative costs - Costs of managing the investments and maintaining participant accounts are paid directly out of the Plan’s assets.  Other administrative costs, including legal and accounting costs, are paid by the Bank.

Payment of benefits - Benefits are recorded when paid.

Economic dependency and concentration of credit risk - At December 31, 2010 and 2009, approximately 44% and 46%, respectively, of the Plan’s investments are invested in Bank stock.  Accordingly, the Plan is dependent upon the financial condition of the Bank.

Subsequent events - Management has evaluated subsequent events through the date that the financial statements were issued.  There have been no subsequent events that would require disclosure or adjustment to the financial statements.

Reclassification - Certain amounts in the 2009 statement of changes in net assets available for benefits have been reclassified to conform to the 2010 presentation.

Note 3 – Investments

The fair value of individual investments, including investments, which represent 5% or more of net assets available for benefits as of December 31, 2010 and 2009, ($372,290 and $289,156, respectively), are as follows:

	December, 31
	2010	2009

Investments, at fair value:-

Guaranteed investment contract:
SEI Stable Asset GIC	$140,440	$175,292

Common stock:
Beacon Federal Bancorp Stock	3,301,592	2,641,959

Registered investment companies (i.e. mutual funds):
Janus Overseas Fund	697,830	536,258
Heartland Value Plus	481,052	—
Fidelity Contrafund	475,800	376,091
BlackRock Equity Dividend	452,439	370,086
Keeley Small Cap Value Fund	—	357,371
M&N Target 2040 Fund	473,274	314,443
PIMCO All Asset Fund A	318,179	263,484
M&N Target 2030 Fund	274,943	190,932
Fidelity U.S. Bond Index	154,359	148,707
Janus Contrarian Fund	131,246	108,576
M&N Target 2020 Fund	123,026	96,538
M&N Target 2010 Fund	109,513	66,875
Vanguard 500 Index Signal	75,733	58,094
M&N Target 2050 Fund	63,572	28,858
Oppenheimer Developing Markets A Fund	79,417	27,666
Nuveen Tradewinds Value Opportunities A	15,233	—
American Funds Growth Fund	10,499	2,303
M&N Target Income Fund	1,704	2,262
Harbor International Fund	16,351	1,757
Vanguard Healthcare Fund	17,147	1,328
Vanguard Energy Fund	22,911	1,322
Principal High Yield Fund	7,034	262
American Funds Capital World G&I	211	—
Calamos Convertible Fund	—	154
Ivy Science & Technology Fund	—	45
Fidelity Advisors Leveraged Co. Stock	—	23
Evergreen Utility & Telecom Fund	—	22

	4,001,473	2,953,457

Total investments at fair value	$7,443,505	$5,770,708

Note 4 - Related party transactions

The assets of the Plan are administered by Benefit Plans Administrative Services, LLC d/b/a Benefit Plans Administrators (BPA).  The Bank paid BPA $4,355 and $2,611 for recordkeeping, trustee and other services in 2010 and 2009, respectively.  These services qualify as party-in-interest transactions.

The Plan held 279,796 and 281,060 shares of the plan sponsor’s common stock at December 31, 2010 and 2009, respectively.  The cost of these shares at December 31, 2010 and 2009, was $2,275,748 and $2,262,802, respectively, and their fair value at December 31, 2010 and 2009, is $3,301,592 and $2,641,959, respectively.

Dividends received on the investment in Beacon Federal common stock amounted to $56,020 and $57,706 for the years ended December 31, 2010 and 2009, respectively.  The Plan sold 15,331 and 43,690 shares of Beacon Federal common stock and purchased 11,149 and 35,654 shares of Beacon Federal common stock during 2010 and 2009, respectively.

Note 5 - Tax status of plan

The Plan is a Prototype Plan, which was approved by the Internal Revenue Service on March 31, 2008.  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures.  The Plan will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise.  The Plan is no longer subject to Federal or New York State examinations by tax authorities for the closed tax years before 2007.

Note 6 - Assets allocated to withdrawn participants

The statements of net assets available for benefits at December 31, 2010 and 2009, includes $1,024,263 and $683,244, respectively, allocated to participants who were no longer employees of the Bank.

Note 7 - Fair value measurements

Guidance issued by the FASB establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability; and
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies, i.e. Mutual Funds - Valued at the closing price reported on the active market on which the individual security is traded (Level 1).

Guaranteed Investment Contract - The trust primarily invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics.  The value of each unit is determined at the close of each business day by adding the value of all the trust’s assets, subtracting all accrued expenses and liabilities and dividing by the number of units outstanding.  As certain asset-backed and mortgage-backed securities and corporate bonds were valued using unobservable inputs and the fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement, the whole trust is considered to have been valued using unobservable inputs (Level 3).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Bonds	$161,394	$—	$—	$161,394
Equities	1,994,817	—	—	1,994,817
Balanced	1,845,262	—	—	1,845,262
Beacon Federal stock	3,301,592	—	—	3,301,592
Collective investment trusts	—	—	140,440	140,440

	$7,303,065	$—	$140,440	$7,443,505

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Bonds	$148,970	$—	$—	$148,970
Equities	1,841,097	—	—	1,841,097
Balanced	963,390	—	—	963,390
Beacon Federal stock	2,641,959	—	—	2,641,959
Collective investment trusts	—	—	175,292	175,292

	$5,595,416	$—	$175,292	$5,770,708

The categorization of the Plan’s investments in the guaranteed investment contract as a Level 3 investment does not reflect the fact that many of the underlying investments held by the guaranteed investment contract in which the Plan invests, if owned directly by the Plan, would be classified as Level 1 investments.

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31:

	2010	2009

Balance, beginning of year	$175,292	$4,512,010

Net investment gain	517	1,048
Purchases	14,882	12,330
Sales	(64,253)	(4,350,096)
Net settlements	14,002	—

Balance, end of year	$140,440	$175,292

SUPPLEMENTAL SCHEDULE

BEACON FEDERAL RETIREMENT SAVINGS PLAN

EIN # 15-0576445

PLAN #001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Required Disclosure of Schedule H; Line 4i on Form 5500)

DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	American Funds	Growth Fund of America Fund, 347.7802 shares	$—	$10,499
	American Funds	Capital World Growth Fund 5.9229 shares	—	211
*	Beacon Federal Bancorp	Common Stock, 279,795.661 shares	—	3,301,592
	BlackRock	BlackRock Equity Dividend Fund, 25,824.1545 shares	—	452,439
	Fidelity Investments	Fidelity Contrafund, 7,024.9503 shares	—	475,800
	Fidelity Investments	Fidelity U.S. Bond Index Fund, 13,623.9143 shares	—	154,359
	Harbor	Harbor International Fund, 270.0425 shares	—	16,351
	Heartland	Value Plus Fund, 16,131.8733 shares	—	481,052
	Janus	Janus Contrarian Fund, 8,970.9904 shares	—	131,246
	Janus	Janus Overseas Fund, 13,851.3285 shares	—	697,830
	Manning & Napier	Manning & Napier Target 2010 Fund, 10,459.6504 shares	—	109,513
	Manning & Napier	Manning & Napier Target 2020 Fund, 12,156.6829 shares	—	123,026
	Manning & Napier	Manning & Napier Target 2030 Fund, 27,061.3362 shares	—	274,943
	Manning & Napier	Manning & Napier Target 2040 Fund, 44,397.1569 shares	—	473,274
	Manning & Napier	Manning & Napier Target 2050 Fund, 5,913.7091 shares	—	63,572
	Manning & Napier	Manning & Napier Target Income Fund, 160.5755 shares	—	1,704
	Nuveen	Tradewinds Value Opportunities A, 434.3578 shares	—	15,233
	Oppenheimer Funds	Oppenheimer Developing Markets Fund, 2,177.5920 shares	—	79,417
	PIMCO Funds	PIMCO All Asset Fund, 26,581.3644 shares	—	318,179
	Principal Funds	Principal High Yield Fund, 882.5542 shares	—	7,034
	SEI	SEI Stable Asset Fund, 142,726.3100 shares	—	142,726	**
	Vanguard	Vanguard 500 Index Fund, 791.5227 shares	—	75,733
	Vanguard	Vanguard Energy Fund, 353.0813 shares	—	22,911
	Vanguard	Vanguard Health Care Fund, 140.0881 shares	—	17,147

			$—	$7,445,791

*Party-in-interest as defined by ERISA
**Investment is stated at contract value. The fair value was $140,440.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Beacon Federal Retirement Savings Plan

Date: June 22, 2011	By:	/s/ Kathy Harvey
Kathy Harvey
Vice President & Trust Officer
Hand Benefits & Trust Company, trustee

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Dannible & McKee, LLP